Filed by Washington Mutual, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange
Act of 1934
Subject Company: Providian Financial
Corporation
Registration No.: 333-126353
     Statements contained in this filing which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Washington Mutual and Providian, including future financial and operating results and performance; statements about Washington Mutual’s and Providian’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Washington Mutual’s and Providian’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Washington Mutual and Providian. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.
     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Washington Mutual and Providian may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) the stockholders of Providian may fail to approve the merger; (5) adverse governmental or regulatory policies may be enacted; (6) competition from other financial services companies in Washington Mutual’s and Providian’s markets could adversely affect each company’s operating results and business plans, including plans to expand Providian’s card originations through Washington Mutual’s branches and other channels; and (7) general business and economic conditions, including movements in interest rates, could adversely affect credit quality and loan originations and the costs or availability of funding. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2004 Annual Reports on Form 10-K of Washington Mutual and Providian filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Neither Washington Mutual nor Providian undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.
     This communication is being made in respect of the proposed merger transaction involving Washington Mutual and Providian. In connection with the proposed transaction, Washington Mutual has filed a registration statement on Form S-4 with the SEC containing the definitive proxy statement/prospectus for the shareholders of Providian. Before making any voting or investment decision, investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The definitive proxy statement/prospectus was first mailed to Providian’s shareholders on or about August 3, 2005. The definitive proxy statement/prospectus and other documents are available free of charge at the SEC’s Internet site (http://www.sec.gov) and may also be obtained for free by accessing Washington Mutual’s website at www.wamu.com under the tab “About WaMu” and then under the heading “Investor Relations” or by accessing Providian’s website at www.providian.com under the tab “About Providian” and then under the heading “Investor Relations.”
     Washington Mutual, Providian and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Washington Mutual’s directors and executive officers is available in Washington Mutual’s proxy statement for its 2005 annual meeting of shareholders and Washington Mutual’s 2004 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2005 and March 14, 2005, respectively, and information regarding Providian’s directors and executive officers is available in Providian’s proxy statement for its 2005 annual meeting of shareholders and Providian’s Annual Report of Form 10-K, which were filed with the SEC on March 31, 2005. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Providian shareholders in connection with the proposed transaction is included in the definitive proxy statement/prospectus.
•	Included in this filing is a press release issued by Washington Mutual on August 24, 2005
August 24, 2005
For Immediate Release
Bank Regulator Approves Washington Mutual’s Acquisition of Providian
Transaction scheduled to close Oct. 1
SEATTLE — Washington Mutual, Inc. (NYSE: WM) today announced that the Office of Thrift Supervision (OTS) has approved the company’s acquisition of Providian National Bank by the company’s primary operating subsidiary Washington Mutual Bank.
Providian Financial Corporation (NYSE: PVN) is holding a special shareholders’ meeting on August 31 to vote on the transaction. Assuming Providian receives shareholder approval at that meeting, the transaction should close on October 1, 2005.
“This timely regulatory approval moves us another step closer to completing the Providian acquisition,” said Kerry Killinger, Washington Mutual chairman and chief executive officer. ”The transaction is expected to be completed in time for Providian shareholders to be eligible to receive the next Washington Mutual quarterly cash dividend, as declared by our Board.”
Based on Washington Mutual’s Board’s past practice, this cash dividend would be expected to have a record date around the end of October 2005.
Killinger added: “We continue to be very pleased with our ongoing integration planning efforts and look forward to having Providian join the Washington Mutual family.”

About Washington Mutual
With a history dating back to 1889, Washington Mutual is a retailer of financial services that provides a diversified line of products and services to consumers and commercial clients. At June 30, 2005, Washington Mutual and its subsidiaries had assets of $323.53 billion. Washington Mutual currently operates more than 2,400 retail banking, mortgage lending, commercial banking and financial services offices throughout the nation. Washington Mutual’s press releases are available at www.wamunewsroom.com.
Legal Information
In connection with the proposed transaction, Washington Mutual has filed a registration statement on Form S-4 with the SEC containing the definitive proxy statement/prospectus for the shareholders of Providian. Investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction because it contains important information. The registration statement containing the definitive proxy statement/prospectus and other documents are available free of charge at the SEC’s Internet site (http://www.sec.gov). The definitive proxy statement/prospectus and the other documents may also be obtained for free by accessing Washington Mutual’s website at www.wamu.com under the tab “About WaMu” and then under the heading “Investor Relations” or by accessing Providian’s website at www.providian.com under the tab “About Providian” and then under the heading “Investor Relations.” Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Providian shareholders in connection with the proposed transaction is included in the definitive proxy statement/prospectus.
Forward Looking Statements
Statements contained in this press release which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the timing of Providian shareholder approval and the completion of the merger between Washington Mutual and Providian, the integration processes, the likelihood or timing of the payment of a cash dividend by Washington Mutual, and other statements identified by words such as “expects” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Washington Mutual’s and Providian’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Washington Mutual and Providian. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Washington Mutual and Providian may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) the stockholders of Providian may fail to approve the merger; (5) adverse governmental or regulatory policies may be enacted; (6) competition from other financial services companies in Washington Mutual’s and Providian’s markets could adversely affect each company’s operating results and business plans, including plans to expand Providian’s card originations through Washington Mutual’s branches and other channels; and

(7) general business and economic conditions, including movements in interest rates, which could adversely affect credit quality and loan originations and the costs or availability of funding. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2004 Annual Reports on Form 10-K of Washington Mutual and Providian filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Neither Washington Mutual nor Providian undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.